UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)


                              LATTICE INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    518414107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,661,321 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,661,321 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,661,321 shares of Common Stock shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

------------
      * Based upon 16,629,848 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company"), as disclosed in the Company's Form SB-2 filed on February 12, 2007. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrants"), (ii) warrants, as amended, to purchase up to 300,000 Shares at an exercise price of $0.75, subject to certain adjustments (the "Second Warrants"), (iii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Third Warrant", and together with the First Warrant and the Second Warrants, the "Newer Warrants"); (iv) warrants to purchase up to 15,000 Shares at an exercise price of $.84 per Share, subject to certain adjustments (the "Fourth Warrant"), (v) warrants to purchase 26,500 Shares at an exercise price of $0.84 per Share, subject to certain adjustments (the "Fifth Warrant"), (vi) warrants to purchase 5,000 Shares at an exercise price of $0.84 per Share, subject to certain adjustments (the "Sixth Warrant"); (vii) warrants to purchase 7,000 Shares at an exercise price of $.64 per Share, subject to certain adjustments (the "Seventh Warrant"); (viii) warrants to purchase 5,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Eighth Warrant"); (ix) warrants to purchase 3,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Ninth Warrant");
(x) warrants to purchase 25,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Tenth Warrant"); (xi) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Eleventh Warrant"); (xii) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Twelfth Warrant", and together with the Fourth Warrant, the Fifth Warrant, the Sixth Warrant, the Seventh Warrant, the Eighth Warrant, the Ninth Warrant, the Tenth Warrant and the Eleventh Warrant, the "Older Warrants"). The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). Each of the Newer Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 61 days prior notice to the Company and, other than in respect of the Newer Warrants and the Fourth Warrant, shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In respect of the Newer Warrants, the Issuance Limitations shall also automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,661,321 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,661,321 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,661,321 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------


------------
      *Based upon 16,629,848 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company"), as disclosed in the Company's Form SB-2 filed on February 12, 2007. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrants"), (ii) warrants, as amended, to purchase up to 300,000 Shares at an exercise price of $0.75, subject to certain adjustments (the "Second Warrants"), (iii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Third Warrant", and together with the First Warrant and the Second Warrants, the "Newer Warrants"); (iv) warrants to purchase up to 15,000 Shares at an exercise price of $.84 per Share, subject to certain adjustments (the "Fourth Warrant"), (v) warrants to purchase 26,500 Shares at an exercise price of $0.84 per Share, subject to certain adjustments (the "Fifth Warrant"), (vi) warrants to purchase 5,000 Shares at an exercise price of $0.84 per Share, subject to certain adjustments (the "Sixth Warrant"); (vii) warrants to purchase 7,000 Shares at an exercise price of $.64 per Share, subject to certain adjustments (the "Seventh Warrant"); (viii) warrants to purchase 5,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Eighth Warrant"); (ix) warrants to purchase 3,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Ninth Warrant");
(x) warrants to purchase 25,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Tenth Warrant"); (xi) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Eleventh Warrant"); (xii) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Twelfth Warrant", and together with the Fourth Warrant, the Fifth Warrant, the Sixth Warrant, the Seventh Warrant, the Eighth Warrant, the Ninth Warrant, the Tenth Warrant and the Eleventh Warrant, the "Older Warrants"). The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). Each of the Newer Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 61 days prior notice to the Company and, other than in respect of the Newer Warrants and the Fourth Warrant, shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In respect of the Newer Warrants, the Issuance Limitations shall also automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,661,321 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,661,321 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,661,321 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


------------
      * Based upon 16,629,848 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company"), as disclosed in the Company's Form SB-2 filed on February 12, 2007. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrants"), (ii) warrants, as amended, to purchase up to 300,000 Shares at an exercise price of $0.75, subject to certain adjustments (the "Second Warrants"), (iii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Third Warrant", and together with the First Warrant and the Second Warrants, the "Newer Warrants"); (iv) warrants to purchase up to 15,000 Shares at an exercise price of $.84 per Share, subject to certain adjustments (the "Fourth Warrant"), (v) warrants to purchase 26,500 Shares at an exercise price of $0.84 per Share, subject to certain adjustments (the "Fifth Warrant"), (vi) warrants to purchase 5,000 Shares at an exercise price of $0.84 per Share, subject to certain adjustments (the "Sixth Warrant"); (vii) warrants to purchase 7,000 Shares at an exercise price of $.64 per Share, subject to certain adjustments (the "Seventh Warrant"); (viii) warrants to purchase 5,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Eighth Warrant"); (ix) warrants to purchase 3,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Ninth Warrant");
(x) warrants to purchase 25,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Tenth Warrant"); (xi) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Eleventh Warrant"); (xii) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Twelfth Warrant", and together with the Fourth Warrant, the Fifth Warrant, the Sixth Warrant, the Seventh Warrant, the Eighth Warrant, the Ninth Warrant, the Tenth Warrant and the Eleventh Warrant, the "Older Warrants"). The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). Each of the Newer Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 61 days prior notice to the Company and, other than in respect of the Newer Warrants and the Fourth Warrant, shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In respect of the Newer Warrants, the Issuance Limitations shall also automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,661,321 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,661,321 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,661,321 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


------------
      * Based upon 16,629,848 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company"), as disclosed in the Company's Form SB-2 filed on February 12, 2007. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrants"), (ii) warrants, as amended, to purchase up to 300,000 Shares at an exercise price of $0.75, subject to certain adjustments (the "Second Warrants"), (iii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Third Warrant", and together with the First Warrant and the Second Warrants, the "Newer Warrants"); (iv) warrants to purchase up to 15,000 Shares at an exercise price of $.84 per Share, subject to certain adjustments (the "Fourth Warrant"), (v) warrants to purchase 26,500 Shares at an exercise price of $0.84 per Share, subject to certain adjustments (the "Fifth Warrant"), (vi) warrants to purchase 5,000 Shares at an exercise price of $0.84 per Share, subject to certain adjustments (the "Sixth Warrant"); (vii) warrants to purchase 7,000 Shares at an exercise price of $.64 per Share, subject to certain adjustments (the "Seventh Warrant"); (viii) warrants to purchase 5,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Eighth Warrant"); (ix) warrants to purchase 3,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Ninth Warrant");
(x) warrants to purchase 25,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Tenth Warrant"); (xi) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Eleventh Warrant"); (xii) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Twelfth Warrant", and together with the Fourth Warrant, the Fifth Warrant, the Sixth Warrant, the Seventh Warrant, the Eighth Warrant, the Ninth Warrant, the Tenth Warrant and the Eleventh Warrant, the "Older Warrants"). The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). Each of the Newer Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 61 days prior notice to the Company and, other than in respect of the Newer Warrants and the Fourth Warrant, shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In respect of the Newer Warrants, the Issuance Limitations shall also automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

Item 1(a).  Name of Issuer: LATTICE INCORPORATED

Item 1(b).  Address of Issuer's Principal Executive Offices:
            7150 N. Park Drive
            Suite 500
            Pennsauken, NJ 08109

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

                  This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            825 Third Avenue, 14th Floor,
            New York, NY 10022

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 518414107

Item 3.     Not Applicable

Item 4.     Ownership:

            (a)   Amount Beneficially Owned: 1,661,321 shares of Common Stock *

            (b)   Percent of Class: 9.99%*

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock *

                  (ii) shared power to vote or to direct the vote: 1,661,321 shares of Common Stock *

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock *

                  (iv)  shared power to dispose or to direct the disposition of:
                        1,661,321 shares of Common Stock *

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


------------
      * Based upon 16,629,848 shares of the common stock, par value $.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company"), as disclosed in the Company's Form SB-2 filed on February 12, 2007. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrants"), (ii) warrants, as amended, to purchase up to 300,000 Shares at an exercise price of $0.75, subject to certain adjustments (the "Second Warrants"), (iii) warrants to purchase 1,458,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Third Warrant", and together with the First Warrant and the Second Warrants, the "Newer Warrants"); (iv) warrants to purchase up to 15,000 Shares at an exercise price of $.84 per Share, subject to certain adjustments (the "Fourth Warrant"), (v) warrants to purchase 26,500 Shares at an exercise price of $0.84 per Share, subject to certain adjustments (the "Fifth Warrant"), (vi) warrants to purchase 5,000 Shares at an exercise price of $0.84 per Share, subject to certain adjustments (the "Sixth Warrant"); (vii) warrants to purchase 7,000 Shares at an exercise price of $.64 per Share, subject to certain adjustments (the "Seventh Warrant"); (viii) warrants to purchase 5,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Eighth Warrant"); (ix) warrants to purchase 3,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Ninth Warrant");
(x) warrants to purchase 25,000 Shares at an exercise price of $0.63 per Share, subject to certain adjustments (the "Tenth Warrant"); (xi) warrants to purchase 20,000 Shares at an exercise price of $0.52 per Share, subject to certain adjustments (the "Eleventh Warrant"); (xii) warrants to purchase 25,000 Shares, exercisable as follows: 12,500 Shares at an exercise price of $0.99 per Share; 7,500 Shares at an exercise price of $1.07 per Share; and 5,000 Shares at an exercise price of $1.24 per Share, each subject to certain adjustments (the "Twelfth Warrant", and together with the Fourth Warrant, the Fifth Warrant, the Sixth Warrant, the Seventh Warrant, the Eighth Warrant, the Ninth Warrant, the Tenth Warrant and the Eleventh Warrant, the "Older Warrants"). The number of Shares underlying all warrants described herein have been adjusted to take into account a 10:1 split of the Company's Shares that occurred on February 4, 2007. Each of the Older Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). Each of the Newer Warrants contains an issuance limitation prohibiting the Fund from converting those securities to the extent that such conversion would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation" and, together with the 4.99 Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 61 days prior notice to the Company and, other than in respect of the Newer Warrants and the Fourth Warrant, shall also automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In respect of the Newer Warrants, the Issuance Limitations shall also automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 14, 2007
                                                 -------------------------------
                                                 Date


                                                 /s/ David Grin
                                                 -------------------------------
                                                 David Grin
                                                 Director

                                   APPENDIX A


A.    Name:                         Laurus Capital Management, LLC, a
                                    Delaware limited liability company
      Business Address:             825 Third Avenue, 14th Floor
                                    New York, New York 10022
      Place of Organization:        Delaware


B.    Name:                         Eugene Grin
      Business Address:             825 Third Avenue, 14th Floor
                                    New York, New York 10022

      Principal Occupation:         Director of Laurus Master Fund, Ltd.
                                    Principal of Laurus Capital Management, LLC
      Citizenship:                  United States


C.    Name:                         David Grin
      Business Address:             825 Third Avenue, 14th Floor
                                    New York, New York 10022

      Principal Occupation:         Director of Laurus Master Fund, Ltd.
                                    Principal of Laurus Capital Management, LLC
      Citizenship:                  Israel

Each of Laurus Capital Management, LLC, David Grin and Eugene Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC


/s/ David Grin
-------------------------------
    David Grin
    Principal
    February 14, 2007


/s/ David Grin
-------------------------------
    David Grin, on his individual behalf
    February 14, 2007


/s/ Eugene Grin
-------------------------------
    Eugene Grin, on his individual behalf
    February 14, 2007